SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the date of March 25, 2004


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)

                       QUEENS WALK, OXFORD ROAD, READING,
                           BERKSHIRE RG1 7PT, ENGLAND
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X    Form 40-F
                                        ---             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)
                                    Yes       No  X
                                        ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82-_____.

                                EXPLANATORY NOTE

On March 25, 2004, Yell Group plc, the parent of the registrant, issued a press release announcing that Yellow Book USA, its US business, has signed a definitive agreement for the purchase of the yellow pages telephone directories published by Feist Publications, Inc. A copy of the press release is attached to this report.

                                  EXHIBIT INDEX

Exhibit no.          Description
-----------          -----------

99.1 Press release dated March 25, 2004, regarding the signing by Yellow Book USA of a definitive agreement for the purchase of the yellow pages telephone directories published by Feist Publications, Inc.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2004


                                          YELL FINANCE B.V.
                                          (Registrant)


                                           By: /s/ John Davis
                                               ---------------------------------
                                               Name:  John Davis
                                               Title: Chief Financial Officer